

December 6, 2010

Mr. Cesar Ribeiro
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re:** **Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 5, 2010**
> **File No. 0-51371**

Dear Mr. Ribeiro:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           s/ Larry Spirgel

           Larry Spirgel
           Assistant Director

cc: <u>Via facsimile to (973) 766-9130</u>